SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT

      (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                     RULE 13E-3 (SS. 240.13E-3) THEREUNDER)
                                (Amendment No. 4)

                                  Firecom, Inc.

                              (NAME OF THE ISSUER)

                                  Firecom, Inc.
                              ALRM Acquisition Inc.
                                   Paul Mendez
                                  Carol Mendez
                                  Peter Barotz
                                  Naomi Pollack
                                  Nathan Barotz
                                  Celia Barotz
                                Orhan Sadik-Khan
                                Karim Sadik-Khan
                               Janette Sadik-Khan
                                 Jan Sadik-Khan
                             Sadik-Khan Family Trust
                                 Howard L. Kogen
                                Antoine J. Sayour

                       (NAMES OF PERSONS FILING STATEMENT)

        Common Stock, $.01 par value per share, CUSIP Number 318157 10 4 Class A Common Stock, $.01 par value per share, CUSIP Number 318157 20 3

                 (TITLE AND CUSIP NUMBER OF CLASS OF SECURITIES)

                                   Paul Mendez
    President, Chief Executive Officer and Chairman of the Board of Directors
                                  Firecom, Inc.
                                39-27 59th Street
                            Woodside, New York 11277
                                 (718) 899-6100

                                   Copies to:

                                  Gregory Katz
                            Thelen Reid & Priest LLP
                               40 West 57th Street
                            New York, New York 10019
                                 (212) 603-2000

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES
           AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)


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                            ------------------------

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (ss. ss. 240.14a-1 through 240.14b-1), Regulation 14C (ss. ss. 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss. 240.13E-3(c)) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c.   [ ]  A tender offer.
d.   [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE

          Transaction Valuation*                  Amount of Filing Fee
          ----------------------                  --------------------
              $3,238,748.80                             $647.75


* Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and by ss. ss. 240.0-11(a) and 11(c) thereunder, the transaction value was calculated on the cash merger consideration of $0.80 per share of Common Stock and Class A Common Stock plus, for each option to acquire shares of the Common Stock that will be vested at the effective time of the proposed merger, the difference between $0.80 and the exercise price of such option, per share. The filing fee is equal to one fiftieth of one percent of the transaction valuation so calculated.

[X] Check the box if any part of the fee is offset as provided by ss. 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

                         Amount Previously Paid: $647.75
                           Filing Party: FIRECOM, INC.

Amount Previously Paid: $569.20         Amount Previously Paid: $78.55
Form or Registration No.: Schedule 14A  Form or Registration No.: Schedule 13E-3
Date Filed: April 26, 2001              Date Filed: June 15, 2001


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                                  INTRODUCTION

     This Amendment No. 4 (the "Final Amendment") is the final amendment to and supplements the Rule 13e-3 Transaction Statement (this "Schedule 13E-3") (as amended by Amendments No. 1 through 3 thereto, the "Transaction Statement") jointly filed by Firecom, Inc., a New York corporation ("Firecom"), ALRM Acquisition Inc., a New York corporation (the "Purchaser"), Paul Mendez, Carol Mendez, Peter Barotz, Naomi Pollack, Nathan Barotz, Celia Barotz, Orhan Sadik-Khan, Karim Sadik-Khan, Janette Sadik-Khan, Jan Sadik-Khan, Sadik-Khan Family Trust, Howard L. Kogen and Antoine J. Sayour. The Transaction Statement relates to the Schedule 14A solicitation of proxies in connection with the Agreement and Plan of Merger, dated as of April 3, 2001 (the "Merger Agreement"), by and between the Purchaser and Firecom, pursuant to which, following approval of the shareholders of Firecom and the Purchaser, the Purchaser would be merged with and into Firecom, with Firecom remaining as the surviving corporation (the "Merger").

     This Final Amendment is filed pursuant to Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report the consummation on July 19, 2001 of the Merger. On July 19, 2001, the shareholders of each of Firecom and the Purchaser approved the Merger. The "Effective Time" of the Merger was the date and time of the filing of the Certificate of Merger with the Department of State of State of New York, which occurred on July 19, 2001. At the Effective Time, each share of Firecom's Common Stock or Class A Common Stock outstanding immediately prior to the Effective Time, other than shares of Firecom Common Stock or Class A Common Stock owned immediately prior to the Effective Time by the Purchaser (and shares as to which appraisal rights are perfected and not withdrawn), was converted into the right to receive $0.80 in cash, without interest, and each share of the Common Stock of the Purchaser was converted into one share of the Common Stock of Firecom. As a result of the Merger, Paul Mendez, Carol Mendez, Peter Barotz, Naomi Pollack, Nathan Barotz, Celia Barotz, Orhan Sadik-Khan, Karim Sadik-Khan, Janette Sadik-Khan, Jan Sadik-Khan, Sadik-Khan Family Trust, Howard L. Kogen and Antoine
J. Sayour (who collectively owned 100% of the Common Stock of the Purchaser immediately prior to the Effective Time of the Merger) became the sole shareholders of Firecom.

     On July 19, 2001, Firecom filed a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission in order to terminate the registration of the Firecom Common Stock under Section 12(g) of the Exchange Act, in accordance with Rule 12g-4. As of such date, Firecom's duty under Section 15(d) of the Exchange Act to file information, documents and reports under Section 13 of the Exchange Act with respect to its Common Stock was suspended in accordance with Rule 12h-3 under the Exchange Act. In addition, Firecom has instructed the OTC Bulletin Board to cease listing quotations for Firecom's Common Stock as of opening of business on July 20, 2001.


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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 20, 2001

                                        FIRECOM, INC.


                                        By: /s/ Paul Mendez
                                           -----------------------------------
                                           Name:  Paul Mendez
                                           Title: President


                                        ALRM ACQUISITION INC.


                                        By: /s/ Paul Mendez
                                           -----------------------------------
                                           Name:  Paul Mendez
                                           Title: President


                                        Paul Mendez

                                        Carol Mendez

                                        Peter Barotz

                                        Naomi Pollack

                                        Nathan Barotz

                                        Celia Barotz

                                        Orhan Sadik-Khan

                                        Karim Sadik-Khan

                                        Janette Sadik-Khan

                                        Jan Sadik-Khan

                                        The Sadik-Khan Family Trust

                                        Howard L. Kogen

                                        Antoine J. Sayour


                                        By: /s/ Paul Mendez
                                           -----------------------------------
                                           Name:  Paul Mendez


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